EXHIBIT 99.1

Aura Declares Dividend of US$0.78 Per Share and US$0.26 Per BDR Based on Q1 2026 Results, Resulting in a Dividend Yield of 4.5% in the LTM

ROAD TOWN, British Virgin Islands, May 06, 2026 (GLOBE NEWSWIRE) -- Aura Minerals Inc. (Nasdaq: AUGO) (B3: AURA33) (“Aura” or the “Company”) announced today that its Board of Directors (the “Board”) has declared and approved the payment of a dividend (the “Dividend”) of US$0.78 per common share (approximately US$65.42 million in total). This payment exceeds the minimum distribution foreseen under the Company’s Dividend Policy (the “Dividend Policy”). Under the Dividend Policy, the Company may determine quarterly cash dividends in an aggregate amount equal to 20% of its reported Adjusted EBITDA3 for the relevant three months, less sustaining capital expenditures and exploration capital expenditures for the same period.

The Dividend will be paid in US dollars on May 26, 2026, to shareholders of record as of the close of business on May19, 2026 (“Record Date”).

Holders of the Company’s Brazilian Depositary Receipts (“BDRs”) as of Record Date will receive US$ 0.26 per BDR (since 1 Aura share is equivalent to 3 BDRs) and are expected to receive payment on or around June 5, 2026, in Brazilian Reais based on the market exchange rate to be disclosed in a future Press Release in advance of its payment date.

As an example, BDR holders will receive:

  Announced Dividend on May 6, 2026: USD 0.26 per BDR
  Exchange Rate, based on closing rate as of May 5, 2026, for USD to Brazilian Reais (BRL): BRL 4.9236 per USD, Dividends Payable to Company BDR Holders would be BRL 1.280136 per BDR. This value will change according to the exchange rate on the day prior to the payment day
  Record Date for Dividend Rights: May 19, 2026
  Payment Date: On or around June 5, 2026

The Dividend is not subject to withholding taxes at the time of payment by the Company.

Rodrigo Barbosa, President & CEO commented, “In Q1 2026 we delivered another strong operational and financial performance, with significant progress across production growth, resource expansion and liquidity, resulting in a record-high EBITDA of US$244 million. We are pleased to announce a dividend of US$0.78 per share, totaling US$ 65.4 million— another record and above our Dividend Policy minimum. During the quarter we achieved several key milestones: (i) Received the key license and full Board of Directors approval to start construction of Era Dorada; (ii) Secured DNIT approval for the road relocation at Borborema, increasing Mineral Reserves and enabling planning for a potential expansion; (iii) Advanced production at the recently built Borborema Mine and optimization at the recently acquired MSG project; (iv) Continued the expansions at Almas and Borborema; and (v) Advanced the Matupá feasibility study update. These accomplishments demonstrate that we are executing our strategy: develop high-return projects to grow production above 600 koz GEO per year, expand resources and reserves, pursue disciplined M&A, and deliver meaningful dividends to shareholders. Looking ahead, we expect a stronger second half of the year, driven by favorable mine sequencing that reinforces our full-year guidance. And there is much more ahead.”

About Aura 360° Mining

Aura is focused on mining in complete terms – thinking holistically about how its business impacts and benefits every one of our stakeholders: our company, our shareholders, our employees, and the countries and communities we serve. We call this 360° Mining.

Aura is a company focused on the development and operation of gold and base metal projects in the Americas. The Company's six operating assets include Minosa gold mine in Honduras; Almas, Apoena, Borborema and MSG gold mines in Brazil; and Aranzazu, a copper, gold, and silver mine in Mexico. Additionally, the Company owns Era Dorada, a gold project in Guatemala; Tolda Fria, a gold project in Colombia; and three projects in Brazil: Matupá, which is under development; São Francisco, which is in care and maintenance; and the Carajás copper project in the Carajás region, in the exploration phase.

Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements”, as defined in applicable securities laws (collectively, “forward-looking statements”) which include, but are not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including the expected timing of the Dividend; the further potential of the Company’s properties; and the ability of the Company to achieve its short and long term outlook and the anticipated timing and results thereof.

Known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to predict or control, could cause actual results to differ materially from those contained in the forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Specific reference is made to the most recent 20-F on file with certain Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements, which include, without limitation, the ability of the Company to achieve its short-term and longer-term outlook and the anticipated timing and results thereof, the ability to lower costs and increase production, the ability of the Company to successfully achieve business objectives, copper and gold or certain other commodity price volatility, changes in debt and equity markets, the uncertainties involved in interpreting geological data, increases in costs, environmental compliance and changes in environmental legislation and regulation, interest rate and exchange rate fluctuations, general economic conditions and other risks involved in the mineral exploration and development industry. Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect the forward-looking statements.

All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements.

1 Including shares and BDR buybacks. We calculate dividend yield as the announced dividend per share divided by the NASDAQ share price in US$ on the announcement date (dividend yield = dividend per share / share price at announcement date). The buyback yield is calculated as the total value of shares repurchased in the period divided by the average market capitalization on a given year in each case using the NASDAQ share price (buyback yield = buybacks reported / average market capitalization for a given year). The dividend yield + buyback yield is the sum of the dividend yield and the buyback yield for the reporting period
2 As of March 31, 2026, the Company had 83,789,223 common shares issued and outstanding.
3 Adjusted EBITDA as (Loss) profit for year, plus finance expenses, less other (expense) income, less Change in estimation for mine closure and restoration for properties in care & maintenance, plus depletion and amortization.

For further information, please visit Aura’s website at www.auraminerals.com or contact:

Investor Relations

ri@auraminerals.com